4-30-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

P

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date May 6, 2002

By [signature]
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

This is the form required under section 139 of *the Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

Leading Brands, Inc.
Name of issuer
7400 River Road, Richmond BC Canada V6X 1X6
Address
(604) 214-9722
Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The issuer is not an exchange issuer

3. Describe the type of security and the aggregate number distributed.

~~Employee stock options exercisable for up to 833,500 common shares at a price~~
of US$1.70 (Cdn$2.70 using April 3, 2002 conversion rate of 1.59)

4. Date of the distribution(s) of the security.

April 3, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

s.74(2)(9) of the Act and BC Instrument 45-507

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Please see attached				

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$553,500

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Richmond, BC this 9th day of April 19 2002

Leading Brands, Inc.
Name of issuer (please print)

Signature of authorized signatory

Derek Henrey, Chief Financial Officer
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

Attachment to Form 45-902F

Leading Brands, Inc.
Stock Options Granted on April 3, 2002

Full Name and Residential Address of Optionee	No. of Options Granted	Exercise Price per Share (Cdn $)	Total Price if fully Exercised (Cdn $)	Section of Act
Howard E. Wishner 36 Dandy Drive Coscob, CT USA 06807	200,000	2.70	540,000	74(2)(9)
Robert W. Miller 405 Birdsall Drive Yorktown Heights, NY USA 10598	200,000	2.70	540,000	74(2)(9)
Gerry Kenyon 9338 Clay Street Mission BC V4S 1G2	125,000	2.70	337,500	74(2)(9)
Derek Henrey 23326 34A Avenue Langley BC V2Z 2H6	50,000	2.70	135,000	74(2)(9)
Terry Casey 5900 North Port Washington Rd-#B200 Milwaukee WI USA 53217	50,000	2.70	135,000	74(2)(9)
Tim Larsen 2982 East 7000 South Salt Lake City UT USA 84121	50,000	2.70	135,000	74(2)(9)
Ann Marie Mangano 918 Rockrimmon Road Stamford, CT USA 06903	3,500	2.70	9,450	74(2)(9)
Jody Christopherson 381 Village Terrace Sherwood Park, AB T8A 4V9	25,000	2.70	67,500	74(2)(9)
Tom Davis 7159 N. Lemmon Rock Pl. Tucson AZ 85718	50,000	2.70	135,000	BC Instrument 45-507
Marilyn (Lyn) Peterson 9339 134A Street Surrey BC V3V 5T1	5,000	2.70	13,500	74(2)(9)
Robert Mockford 46 Groveland Road Sherwood Park, AB T8A 3G6	10,000	2.70	27,000	74(2)(9)

Leading Brands, Inc.
(continued)

Full Name and Residential Address of Optionee	No. of Options Granted	Exercise Price per Share (Cdn $)	Total Price if fully Exercised (Cdn $)	Section of Act
Darryl Heimbecker #303-8700 Granville Ave Richmond, BC V6Y 3H2	5,000	2.70	13,500	74(2)(9)
Sean Lewis 20628 – 39th Ave Langley, BC V3A 2V6	10,000	2.70	27,000	74(2)(9)
Darcy Jenkins 78 Coachman Way Sherwood Park, AB T8H 1M2	10,000	2.70	27,000	74(2)(9)
Don Laver 18309 Mississauga Rd. RR2, Alton ON L0N 1A0	10,000	2.70	27,000	74(2)(9)
Brian Hargreaves 52 Chapalina Manor SE Calgary, AB T2X 3P2	10,000	2.70	27,000	74(2)(9)
Anna Ng 1142 Coutts Way Port Coquitlam, BC V3C 6B6	10,000	2.70	27,000	74(2)(9)
Michel Houle 82 Rue Lord St-Jean-Sur-Richelieu, QC J3B 3X3	10,000	2.70	27,000	74(2)(9)
Total	833,500			

LEADINGBRANDS™

FOR IMMEDIATE RELEASE

CONTACTS:
Howard E. Wishner
EVP Marketing & Corporate Communication
Leading Brands, Inc.
Tel: (203) 323-9435 x 3004
Email: hwish@lbix.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

LEADING BRANDS, INC. LAUNCHES TREK®, ENGINEERED ENERGY™ INTO $58.9 BILLION NEW AGE BEVERAGE MARKET

- The First Ever 'Optimized Performance Beverage™ System' –
- Scientifically Proven to Enhance the Hydration Process -

Stamford, CT – April 18, 2002 – Leading Brands, Inc. (NASDAQ:LBIX), Canada's largest independent, fully integrated food and beverage brand management company, and their wholly owned U.S. subsidiary, Leading Brands of America, today announced the world's first line of Optimized Performance Beverages™ (OPB). Distributed under the proprietary brand name TREK®, Engineered Energy™, the innovative new drinks are more than just refreshments. OPBs are the result of years of development and are scientifically proven to enhance the hydration process and optimize individual performance.

According to Beverage Marketing Corporation, the estimated market for New Age beverages in the United States is approximately $58.9 billion. Energy drinks alone have grown at an average annual growth rate of 128% per year since 1997 and sports drinks last year sold more than 200 million cases in the US. Importantly, TREK® is expected to be on the shelves by mid-June 2002, and the Company has already received a strong response from distributors throughout the United States and Canada. TREK® will be bottled at the Company's Alberta plant, and with existing 300,000 square feet of bottling and distribution facilities, the Company has sufficient capacity to support the launch and expansion of the brand.

Ralph D. McRae, Chairman and Chief Executive Officer of Leading Brands, stated, "We started with an adventurer's vision and achieved it through a careful balance of science and nature. Before development even began, we studied the effects of rigorous outdoor activity on the body and the ways to prepare for, counteract and recover from it.

"Our Research and Development group worked for more than two years to perfect the TREK System™, drawing also on the expertise of leading pharmacologist/physiologist, Dr. Thomas Davis of the University of Arizona. The result is something no one has seen before. TREK is a truly unique beverage - in it's own new category – that will hydrate you several times faster than existing products."

- more -

The TREK System™ is divided into three essential functions, each formulated to help the consumer properly maintain their hydration levels BEFORE, DURING and AFTER activity. At launch they will come in six all natural flavors.

- ***FUEL,*** *in Orange and Fruit Fusion flavors, forms a light and refreshing pre-activity beverage that prepares the body for periods of exertion.*
- ***BURN,*** *in Cranberry-Grapefruit and Lemon-Lime flavors, is osmotically balanced for rapid rehydration during peak performance.*
- ***RECOVER,*** *in Citrus and Wildberry flavors, replaces nutrients and helps cool the body.*

Bob Miller, President of Leading Brands of America, commented, "We felt TREK® demanded a unique type of distribution and pricing strategy. After covering the traditional retail channels, we will journey beyond and target the outdoor sporting goods and equipment stores that will further authenticate the TREK® brand. TREK® will start hitting the shelves in June 2002."

Mr. Miller continued, "Our customers push their limits every day, so when thinking about pricing, we needed to do the same. We wanted to assure that our distributors and retailers exceeded their typical margins, while still delivering value to the consumer. By leveraging the power and creativity of Leading Brands, we are able to do just that and still produce TREK® with a suggested retail price of only $1.99 US. Furthermore, when our consumers purchase TREK®, they are not only buying Engineered Energy™, they're receiving a completely reusable and recyclable package - a real tool with real value that compliments a great tasting beverage."

TREK® is the first beverage to be delivered in a "Bullet Proof", hot filled PET bottle, without unsightly heat panels, that is endlessly reusable. The 20.6 fl oz (620ml) bottle is topped with the innovative, heavy-duty Click Cap™, which opens with a single turn of the wrist and clicks audibly when fully closed. Attached to the Click Cap™ is a removable TREK® branded carabiner that allows the adventurer to firmly secure the bottle during activity. The base of the bottle is molded into a functional compass and the reflective signaling mirror label includes a map ruler, and an explanation of the TREK System™. The components of the package would retail independently at a cost of $10 or more - without the beverage.

Howard Wishner, Chief Marketing Officer of Leading Brands of America, stated, "We knew right away that for the packaging to live up to the product, we'd have to develop something that would be of intrinsic value to our consumer. The package itself had to be an authentic tool, so we followed the example of the scientists that created the beverage and looked to fulfill the needs of the adventurer by creating something unique. With the functional side of the packaging designed, the final touch was adding an icon that shared our target market's ideals - a fellow adventurer equipped with all the tools necessary to support their journeys. That figure is KERT™."

Mr. Wishner concluded, "Inspired by an ancient Polynesian petroglyph symbolizing the essence of life, KERT™ appears on the beverage label encircled by an 8-point compass conveying constant journey. KERT™ embodies the principles behind the TREK System™ and is a large part of our marketing campaign. TREK® and KERT™ help you through your adventure. They let you know that when you set your mind to it, there is nowhere you can't go, nothing you can't do."

As the TREK® marketing campaign is unveiled this Summer, the trade advertising, event sponsorship, web site, and POS elements along with creative marketing such as TREK's® own song by one of Canada's new popular singing groups and the Local Heroes™ grassroots campaign will reference KERT's™ adventures in a developing storyline.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

This news release is available at www.LBIX.com

Editors Note: Product slide and interviews available upon request
Sample products will be made available

# # #

This is the form required under section 139 of *the Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

Leading Brands, Inc.
Name of issuer
7400 River Road, Richmond BC Canada V6X 1X6
Address
(604) 214-9722
Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The issuer is not an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

~~Employee stock options exercisable for up to 40,000 common shares as follows:~~
- 20,000 options at a price of US$ 0.83 and expiring May 22, 2006
~~- 20,000 options at a price of US$ 1.00 and expiring August 13, 2006~~

4. Date of the distribution(s) of the security.

August 28, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

s. 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $) *	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
David Neely	20,000	1.28	25,600	74(2)(9)
904-888 Pacific St.				
Van.BC V6Z 2S6				
Marilyn Kerzner	20,000	1.54	30,800	74(2)(9)
3329 Radcliffe Ave.				

W. Vancouver, BC V7V 1G7

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

56,400

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

* Conversion rate August 28/01 of 1.5401

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Richmond BC this 22nd day of April 19 2002

Leading Brands, Inc.
Name of issuer (please print)

Signature of authorized signatory

Derek Henrey, Chief Financial Officer
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 214-9722 ext. 238
Email: rmcrae@LBIX.com

Derek Henrey
Chief Financial Officer
Leading Brands, Inc.
Tel: (604) 214-9722 Ext.313
Email: dhenrey@LBIX.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES COMMENCEMENT OF TRADING ON THE TORONTO STOCK EXCHANGE IN ADDITION TO NASDAQ

VANCOUVER, CANADA – May 6, 2002 – Leading Brands, Inc. (NASDAQ:LBIX), Canada's largest independent, fully integrated food and beverage brand management company, is pleased to announce that the Company will commence trading on The Toronto Stock Exchange ("TSE") on May 8, 2002 under the symbol "LBI". Leading Brands, Inc. is currently listed on Nasdaq under the symbol LBIX and will maintain that listing in addition to the TSE listing.

Leading Brands Chairman and CEO Ralph D. McRae said "We are excited to list on the TSE, as we believe this listing will provide greater market visibility and increased liquidity for Canadian investors. Furthermore, the listing of Leading Brands' common shares on the TSE will support our business strategy, and verifies our commitment to enhancing shareholder value. "

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

This news release is available at www.LBIX.com

###